STATEMENT OF FINANCIAL CONDITION

Tudor, Pickering, Holt & Co. Securities Inc.
December 31, 2016
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66251

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Tudor, Pickering, Holt & Co. Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Bagby St, Ste 5100

(No. and Street)

Houston,	**TX**	**77002**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexandra Pruner, Chief Financial Officer **(212) 287-3191**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ **Alexandra Pruner** _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of
Tudor, Pickering, Holt & Co. Securities, Inc.
_____ , as

of _____ **December 31,** ____ , 20__ **16**____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



_____

Signature

_____
Chief Financial Officer
Title

_____
Notary Public

ANA HARRISON
My Commission Expires
August 22, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tudor, Pickering, Holt & Co. Securities, Inc.

Statement of Financial Condition

December 31, 2016

Contents



Ernst & Young LLP   Tel: +1 212 773 3000
5 Times Square   Fax: +1 212 773 6350
New York, NY 10036-6530   ey.com

Report of Independent Registered Public Accounting Firm

Management of
Tudor, Pickering, Holt & Co. Securities, Inc.

We have audited the accompanying statement of financial condition of Tudor, Pickering, Holt & Co. Securities, Inc. (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tudor, Pickering, Holt & Co. Securities, Inc. at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 24, 2017

1

Tudor, Pickering, Holt & Co. Securities, Inc.

Statement of Financial Condition

December 31, 2016

Assets

Cash	$ 18,490,886
Restricted cash and equivalents	287,831
Deposits with clearing broker	250,280
Receivables from broker-dealers	1,217,376
Receivables from affiliates	546,552
Financial advisory fees receivable	1,297,201
Underwriting fees receivable	6,647,084
Other trade receivables	368,142
Loan receivable from parent	5,529,007
Income tax receivable	108,860
Fixed assets (net of accumulated depreciation and amortization of $11,310,117)	6,140,477
Cash surrender value of company-owned life insurance	1,609,158
Deferred tax asset, net	226,501
Prepaid expenses and other assets	761,209
Total assets	$ 43,480,564

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued liabilities	$ 582,589
Payables to affiliates	3,811,784
Deferred rent	5,083,694
Income tax payable	495,020
Deferred compensation liability	1,219,510
	11,192,597

Commitments and contingencies (Note 12)

Stockholder's equity

Common stock, no par value, 1,000,000 shares authorized, 65,000 shares issued and outstanding	20,488,182
Retained earnings	11,799,785
Total stockholder's equity	32,287,967
Total liabilities and stockholder's equity	$ 43,480,564

The accompanying notes are an integral part of this Statement of Financial Condition.

Tudor, Pickering, Holt & Co. Securities, Inc.

Notes to the Statement of Financial Condition

December 31, 2016

1. **Organization and Summary of Significant Accounting Policies**

    Organization

    Tudor, Pickering, Holt & Co. Securities, Inc. (the "Company"), a Texas corporation formed in October 2003 under the name Pickering Energy Partners, Inc., is a limited broker-dealer registered with the Securities and Exchange Commission ("SEC") under rule 15c3-3(k)(2)(ii) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company claims exemption under SEC Rule 15c3-3(k)(2)(ii) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

    As a limited broker-dealer, the Company will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to customers. The Company introduces all of its customer transactions, which are not reflected within this Statement of Financial Condition, to a clearing broker, which clears such transactions on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Company for uncollateralized margin loans receivable and for losses that result from a counterparty's failure to fulfill its contractual obligations. The right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker. For the year ended December 31, 2016, the Company has not recorded any liabilities with regard to the clearing broker's rights.

    The Company was a wholly owned subsidiary of Tudor, Pickering, Holt & Co., LLC (the "Former Parent") for the first eleven months of the year ended December 31, 2016. The Former Parent entered into a business combination (the "Business Combination"), effective November 30, 2016, whereby the assets and liabilities of the Former Parent, along with its wholly-owned subsidiaries, were contributed to PWP Holdings LP in exchange for a percentage of PWP Holdings LP's equity interests. The Business Combination was structured in such a way that PWP Group LP (a limited partnership owned by PWP Holdings LP) is the Company's new parent (the "New Parent"). Management did not elect to apply push-down accounting to the Company. As a result, there has been no change to the carry amounts of assets and liabilities as a result of the Business Combination. For purposes of discussion in this Statement of Financial Condition, reference to the "Parent" refers to the Former Parent and the New Parent interchangeably.

    The Company provides investment banking and financing advice and equity research, sales, and trading related to the energy industry. The Company also participates in the brokerage of publicly traded securities for commissions and participates in the underwriting of securities offered for initial sale in public markets. The Company is based in Houston,

Texas, and maintains branch or secondary offices in Denver, Colorado, and New York, New York. At December 31, 2016, the Company was registered as a limited broker-dealer in 42 states.

Use of Estimates
The preparation of the Statement of Financial Condition in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. The Company believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents
Cash consists of cash held at banks. The Company defines cash equivalents as highly liquid financial instruments with original maturities of three months or less at the time of purchase.

Restricted Cash and Equivalents
The Company maintains a Certificate of Deposit as collateral for a standby letter of credit, which is classified as restricted cash. This letter of credit is maintained as a requirement of the Company's New York office lease agreement in an amount equal to six months of annual fixed rent and electricity charges.

Deposit with Clearing Broker
Under the terms of the agreement with the clearing broker, the Company must maintain either cash, U.S. Government or U.S. Government-insured securities, having an aggregate market value of $250,000 in a deposit account. The Company must maintain the account until the termination of the clearing agreement. The Company must also maintain a minimum net capital as determined by FINRA rules and provide insurance covering any and all acts of the Company's employees, agents and partners of at least $500,000 during the term of the agreement. The Company is required to be in compliance with applicable local, state and federal regulations.

Loan Receivable from Parent
The Company has a loan receivable from its Parent. The loan is considered collectible as of December 31, 2016 based on knowledge of the Parent's ability to meet its financial obligations, therefore no allowance for loan loss is considered necessary. Interest on the loan receivable from parent is accrued and shown together with the principle balance on the face of the Statement of Financial Condition. There were no fees associated with the loan.

Allowance for Doubtful Accounts
The allowance for doubtful accounts is recorded based upon the estimate of financial advisory fees, underwriting fees and other trade receivables that the Company does not

expect to collect. It is estimated based on a number of factors, including the clients' ability to meet their financial obligations, as well as general factors such as the length of time the receivables are past due and historical collection experience. As of December 31, 2016, all receivables were determined to be collectible and therefore no allowance for doubtful accounts was deemed necessary.

Prepaid Expenses and Other Assets
Prepaid Expenses and Other assets consists primarily of amounts paid for subscriptions for research services and insurance, net of amortization. These amounts are amortized over the life of the subscriptions or insurance policies.

Revenue Recognition
The Company provides investment banking and financing advice and equity research, sales, and trading related to the energy industry. The Company also participates in the brokerage of publicly traded securities for commissions and participates in the underwriting of securities offered for initial sale in public markets. Below is a description of the revenue recognition policies related to these services.

Commissions - Commissions and related clearing expenses from executing client transactions are recorded on a trade-date basis as securities transactions occur. Commissions earned but not yet received are included in receivables from broker-dealers in the Statement of Financial Condition.

Underwriting fees - The Company earns investment banking revenue in securities offerings in which the Company acts as an underwriter or agent. Underwriting revenues include management fees, selling concessions and underwriting fees. Fee revenue relating to underwriting commitments is recorded when all significant items relating to the underwriting process have been completed and the amount of the underwriting revenue has been determined. This generally is the point at which all of the following have occurred: (i) the issuer's registration statement has become effective with the SEC, or the other offering documents are finalized; (ii) the Company has made a firm commitment for the purchase of securities from the issuer; and (iii) the Company has been informed of the number of securities that it has been allotted.

When the Company is not the lead manager for an underwriting transaction, management must estimate the Company's share of transaction-related expenses incurred by the lead manager in order to recognize revenue. Transaction-related expenses are deducted from the underwriting fee and therefore reduce the revenue the Company recognizes as co-manager. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically within 90 days following the closing of the transaction.

Research Services - The Company provides research on the energy industry and related equity and commodity markets on a daily basis. The Company also produces research on topical issues within the energy sector. Recipients of this research compensate the Company for these market insights by direct payment, trades directed through the Company's trading desk (for commission generation) or through third-party commission sharing agreements. Research revenue is recorded as commissions if trades are conducted through the Company's trading desk. Direct payments and soft dollar payments are recorded as revenue when all of the following have occurred: (i) an arrangement exists; (ii) access to research has been provided; (iii) the fee amount is fixed and determinable and (iv) collection is reasonably assured. Research revenue earned but not yet received is included in other trade receivables in the Statement of Financial Condition.

Financial advisory fees - The Company provides merger-and-acquisition, private placement and financial advisory services. The Company recognizes advisory fees as services are performed, the transactions are substantially completed, the fees are determinable and collection is reasonably assured. Financial advisory fees are generally comprised of the following: (i) transaction fees based on the occurrence of certain events (as defined in the respective engagement letters) that are recognized when the transaction is substantially completed, under the terms of each assignment; (ii) retainer fees that are recognized monthly or quarterly; (iii) discretionary transaction fees that are recognized when services are substantially completed and the client has confirmed that a discretionary fee will be paid; and (iv) up-front fees that are recognized ratably over the expected engagement.

Affiliate Expense Allocation
Certain expenses of the Company and its affiliates are processed and paid by Tudor, Pickering, Holt & Co. Management, LLC (the "Management Company"). Expenses specifically related to the Company are paid directly by the Company, whereas shared expenses are allocated to each affiliate based upon headcount or another methodology as appropriate. These transactions result in receivables and payables with affiliates which are settled in cash within 12 months.

Floor brokerage and clearance fees
Floor brokerage and clearance fees represent charges and exchange fees from clearing organizations for clearing trades, and are recognized when incurred.

Depreciation
Furniture, equipment and software are depreciated on a straight-line basis over their estimated useful lives of three to ten years. Leasehold improvements are depreciated on a straight-line basis over the lesser of the expected life of the lease or the estimated useful life.

Income Taxes

U.S. GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. U.S. GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a "more-likely-than-not" threshold would be recorded as a tax expense in the current year. The Company utilizes the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded based upon differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets or liabilities are recovered or settled.

The Statement of Financial Condition includes federal, state, and local income taxes currently payable and those deferred because of temporary differences between the Statement of Financial Condition and tax basis of assets and liabilities. Penalties and interest related to income taxes, if any, are recognized separately from the provision for income taxes.

Recent Accounting Pronouncements

Going Concern

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern ("ASU 2014-15"), which provides guidance in US GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and provides related footnote disclosures. The standard is effective annual periods ending after December 15, 2016 and, as such, is currently effective for the Company.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases ("ASU 2016-02") to increase transparency and comparability among organizations. Under the new standard, an entity will be required to recognize all lease assets and liabilities on its balance sheet and disclose key information about leasing arrangements. In addition, the new standard offers specific accounting guidance for a lessee, a lessor, and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. This new standard will be effective for the Company in fiscal years beginning after December 31, 2018. The Company is evaluating the impact of adoption on its financial statements.

2. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). In accordance with paragraph (a)(2) of the Rule, the Company is required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $100,000 or 6 2/3% of aggregate indebtedness, as defined by the Rule. At December 31, 2016, the Company had net capital of $10,352,220, which resulted in excess net capital of $9,711,637. The Company's ratio of aggregate indebtedness to net capital was 0.93 to 1.

3. Loan Receivable from Parent

On March 31, 2016, the Company loaned $5,500,000 to the Parent bearing interest at 0.7%. The principal balance is due from the Parent on March 31, 2019 and interest is due annually on or before March 31. The loan may be prepaid at any time in whole or in part, without penalty. As of December 31, 2016, interest receivable related to this loan was $29,007.

4. Fixed Assets

Fixed assets consists of the following:

Furniture and office equipment	$ 6,427,593
Leasehold improvements	10,371,708
Software	651,293
Less: Accumulated depreciation	(11,310,117)
	$ 6,140,477

5. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Accounting Standards Codification ("ASC") 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are quoted prices in markets that are not active or based on quoted prices for similar assets or liabilities or for which all significant inputs are observable, directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own judgment about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

| | Fair Value as of December 31, 2016 | | | |
	Level 1	Level 2	Level 3	Total
Assets				
Cash surrender value of company-owned life insurance	$ -	$ 1,609,158	$ -	$ 1,609,158
Total assets	$ -	$ 1,609,158	$ -	$ 1,609,158
Liabilities and subordinated borrowings				
Deferred compensation liability	$ -	$ 1,219,510	$ -	$ 1,219,510
Total liabilities and subordinated borrowings	$ -	$ 1,219,510	$ -	$ 1,219,510

Cash surrender value of company-owned life insurance is reported in the Statement of Financial Condition at the amount that could be realized under the contract as of December 31, 2016, which approximates fair value.

Historically, employees have had the option to defer a portion of their compensation and elect certain hypothetical investments in which the deferrals are deemed invested in. The significant input into the Company's determination of the fair value of the deferred compensation liability is the net asset value ("NAV") per share of the investment funds selected by participating employees. The Company uses NAV as its measure of fair value for the fund investments when (i) the fund investment does not have a readily determinable fair value and (ii) the NAV of the investment fund is calculated in a manner consistent with the measurement principles of investment company accounting, including measurement of the underlying investments at fair value. See Note 10 for further details about the deferred compensation plan.

6. **Income Taxes**

Deferred income taxes resulted from the following temporary differences:

Deferred tax assets	
Deferred rent	$ 1,779,293
Deferred compensation	23,118
State tax loss carryforward	57,427
	1,859,838
Deferred tax liabilities	
Depreciation	(1,633,337)
	(1,633,337)
Net deferred tax asset	$ 226,501

The Company files a U.S. federal income tax return. The Company is no longer subject to U.S. federal income tax examination by the taxing authorities for years before 2013. The Company files in several state tax jurisdictions. The Company is no longer subject to state income tax examination by the taxing authorities in Texas for years before 2012, by taxing authorities in Colorado for years before 2012 and by taxing authorities in New York for years before 2013. The Company has concluded that no uncertain tax positions exist that require recognition or disclosure at December 31, 2016.

7. **Subordinated Borrowings**

In May 2011, the Company secured a $1,500,000 FINRA-approved, long-term, subordinated loan bearing interest at 8% from the Parent for an initial term of three years. This loan was renewed for an additional three years in May 2014. The loan was secured to support the Company's net capital position and was available in computing the Company's net capital under the Rule. In compliance with all terms, regulations and net capital requirements, the Company received approval from FINRA and paid the full principal balance as well as unpaid accrued interest as of May 31, 2016.

8. **Deferred Rent**

The Company recognizes rent expense for scheduled rent increases and rent holidays by amortizing the aggregate lease payments on a straight-line basis over the lease term. The difference between actual operating lease payments due and straight-line rent expense, which is recorded by the Company over the term of the lease is recorded as deferred rent in the early years of the lease, when cash payments are generally lower than straight-line rent expense, and reduced in the later years of the lease when payments begin to exceed the straight-line expense. Also included in deferred rent are tenant improvement allowances received by the Company from its landlords. These allowances are being amortized over the lease term as a reduction to rent expense. At December 31, 2016, the unamortized tenant improvement allowance included in deferred rent was $1,209,578.

During the year ended December 31, 2016, the Company revised its existing lease for its Houston office space. The revision included extending the lease seven years to August 2027, as well as additional tenant improvement allowances and rent and operating expense holidays totaling approximately $4.3 million.

9. Employee Benefit Plan

The Company's employees participate in a defined contribution and profit sharing plan qualified under Section 401(k) of the Internal Revenue Code which is offered and administered by an affiliate of the Company. The 401(k) Plan allows eligible employees to contribute up to 90% of their eligible compensation, subject to IRS limitations. Under the provisions of the 401(k) Plan, the Company, at its discretion, may make contributions and match participant contributions, up to 4% of each participant's annual compensation, subject to IRS limitations.

10. Deferred Compensation Plan and Company-Owned Life Insurance

The Company has a nonqualified deferred compensation plan ("DCP") covering certain employees. Historically, the DCP allowed participants to defer up to 50% of their compensation. The DCP participants are allowed to elect certain hypothetical investments in which their deferrals are deemed to be invested for purposes of measuring the allocation of net income or net losses to each participant. Based upon the fair value of each participant's hypothetical investments, the DCP obligation at December 31, 2016 was $1,219,510 with annual distributions expected through 2025. The DCP was suspended during 2011 and therefore no deferrals were made during 2016. During 2016, distributions of $582,947 were made from the DCP.

The Company maintains company-owned life insurance policies which are designed to offset a portion of the DCP liability. The policies are reported in the statement of financial condition at the cash surrender value or the amount that could be realized under the contract as of December 31, 2016 of $1,609,158. During 2016, the Company received $216,060 in cash value for policies surrendered in order to pay a portion of the related deferred compensation distribution mentioned above.

11. Related Party Transactions

The Company receives and pays fees to affiliates for services provided and received.

Facility fees - The Company pays for rent expense on all leases as well as furniture, equipment and leasehold improvements. Affiliates reimburse the Company for usage of the office space and the depreciation of furniture, equipment and leasehold improvements through payment of a facility fee. The fee is calculated on a monthly basis based upon divisional headcount.

Franchise fees - The Company uses the Tudor Pickering Holt brand in its name and other affiliated benefits, and therefore is charged a franchise fee by the Parent. The franchise fee is calculated based upon 2% of the Company's revenue.

Administrative fees - The Company receives administrative services, including payroll, health care and the defined contribution plan, based upon a service agreement between the Company and the Management Company. Under the service agreement the Company pays a fee based upon 5% of employee-related expenses reported by the Company, excluding share-based compensation expenses.

Services Fees - The Company utilizes equity research data generated by its affiliate, Tudor, Pickering, Holt & Co. International, LLP ("International LLP") and therefore is charged an annual service fee by that affiliate for its services.

Subordinated Borrowings interest expense - The Company was charged interest expense on subordinated borrowings from the Parent. The subordinated borrowing was paid off in May of 2016. See further information in Note 7 to these financial statements.

Parent Loan interest income – On March 31, 2016, the Company made a loan of $5,500,000 to the Parent and earned interest income. See Note 3 for further information.

Other Related Party transactions

The Company received compensation of $75,000 from TPH Asset Management, LLC for research services provided in the year ended December 31, 2016.

The Company files one combined Texas state income tax return for itself and affiliates and remits all taxes due on their behalf. The Company paid, and was reimbursed, $265,050 on behalf of affiliates during the year ended December 31, 2016.

Outstanding receivables and payables

As of December 31, 2016, the Company has outstanding receivables from affiliates and payables to affiliates which are shown separately on the Statement of Financial Condition. The Company settles receivables and payables with affiliates, in cash, within 12 months.

12. **Commitments, Contingencies and Indemnifications**

The Company leases office space and equipment under operating lease agreements that expire on various dates through 2027. Certain leases contain renewal options and escalation clauses.

Future minimum rentals under such leases are as follows:

Years Ending	Minimum Rental Commitments
2017	$ 3,321,295
2018	2,980,694
2019	2,742,946
2020	2,729,617
2021	2,784,126
Thereafter	16,855,843
	$ 31,414,521

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

13. **Concentration of Credit Risk and Sector Risk**
The Company maintains cash deposits with banks and brokerage firms which from time to time may exceed federally insured limits. Management periodically assesses the financial condition of these institutions and believes that risk of loss is remote.

At December 31, 2016, $7,944,285 in financial advisory fees receivable and underwriting fees receivable is concentrated in 13 clients in the energy sector (of which $5,756,105 was received prior to the issuance of this report). At December 31, 2016, the $1,217,376 balance in receivables from broker-dealers is with one institution (of which $1,197,301 was received prior to the issuance of this report). In the event that these clients do not fulfill their obligations, the Company may be exposed to loss due to credit risk for a maximum amount of $2,208,254. The Company's policy is to monitor the credit standing of each client with which it conducts business.

14. **Share-Based Compensation**

The Former Parent maintained a share-based compensation plan for its employees related to its equity Units. Non-cash compensation expense was allocated to the Company since certain Units were issued to individuals for employment services to the Company. The Former Parent allocated non-cash compensation expense to the Company and affiliates based upon the level of employment services each employee provided to the Company and affiliates. Since the Company did not provide any consideration to the Former Parent for this expense, the offsetting entry to stockholder's equity is considered a capital contribution from the Former Parent. Compensation expense was recorded straight-line over the requisite

service period until November 30, 2016, the date of the Business Combination. The Units vested ratably over three years.

The Business Combination resulted in a change in the affiliate agreement between the Company and the New Parent. As a result of this change, share-based compensation expense of the New Parent is not allocated to the Company or its other affiliates.

15. **Subsequent Events**

The Company has performed an evaluation of subsequent events through February 24, 2017, which is the date the financial statement was available for issuance.

As a result of the Business Combination, the Company moved its New York offices into the New Parent's office space in New York and was able to terminate its office lease agreement effective January 31, 2017. Pursuant to the termination agreement, the Company paid rent and operating expenses through January 31, 2017 in the amount of $78,219 in addition to a $516,538 termination fee. Additionally, the Company shall reimburse the landlord for legal fees up to $10,000. The Company also agreed to surrender furniture, fixtures and other specified personal property as part of the termination agreement which had a net book value of $141,744. In 2017, the Company expensed the termination fee and wrote off the net book value of fixed assets surrendered as well as the balance of the New York deferred rent liability ($58,789) for a net expense of $599,493. This termination agreement relieves the Company's total future lease obligation of $734,662 as of December 31, 2016.